Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On April 14, 2021, we entered into the purchase agreement to acquire all of the assets and liabilities of Caliber through the acquisition of its outstanding common stock. On August 23, 2021, we completed the acquisition of all of the outstanding equity interests of Caliber from LSF for a purchase price of $1.315 billion in cash (after giving effect to a pre-closing dividend by Caliber). Additionally, as described in more detail herein, we funded the $1.315 billion cash consideration by using existing cash on hand and available liquidity (of both us and Caliber) and proceeds from the sale of certain investment securities.

The following unaudited pro forma condensed combined balance sheet shows the financial condition after giving effect to the acquisition of Caliber by us. The unaudited pro forma condensed combined balance sheet assumes that the Caliber acquisition was accounted for under the acquisition method of accounting in accordance with Regulation S-X Article 11, as amended by the SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses, and that the assets and liabilities of Caliber were recorded by us at their respective estimated fair values based on information currently available. The unaudited pro forma condensed combined balance sheet gives effect to the Caliber acquisition as if the transaction had occurred on June 30, 2021.

The following unaudited pro forma condensed combined statement of income shows the results of operations, including per share data, after giving effect to the Caliber acquisition. The unaudited pro forma condensed combined statement of income assumes that the Caliber acquisition was accounted for under the acquisition method of accounting and that the assets and liabilities of Caliber were recorded by us at their respective estimated fair values based on information currently available. The unaudited pro forma condensed combined statement of income for the six months ended June 30, 2021 and year ended December 31, 2020 gives effect to the Caliber acquisition as if the transaction had occurred on January 1, 2020, the beginning of the earliest period presented.

The accompanying unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual financial position and results of operations of the Company would have been had the Caliber acquisition occurred on the dates assumed, nor are they necessarily indicative of what the financial position or results of operations would be for any future periods. The unaudited pro forma condensed combined balance sheet includes pro forma purchase price allocations based upon preliminary estimates of the fair value of the assets acquired and liabilities assumed in connection with the Caliber acquisition. These allocations may be adjusted in the future when we have completed the detailed valuations and necessary calculations. In addition, the unaudited pro forma condensed combined statements of income does not include the impact of any revenue, cost or other operating synergies that may result from the Caliber acquisition or any related restructuring costs.

The unaudited selected pro forma condensed combined financial information has been derived from and should be read in conjunction with our consolidated financial statements and notes, which are included in our Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 16, 2021, and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, as filed with the SEC on August 5, 2021, and the financial statements and related notes of Caliber, which were included as Exhibit 99.2 to our Current Report on Form 8-K filed with the SEC on April 14, 2021 and as Exhibits 99.1 and 99.2 to our Current Report on Form 8-K/A, filed with the SEC on September 14, 2021. Certain reclassifications have been made to the historical presentation of Caliber to conform to our presentation and to the presentation of the pro forma financial statements contained herein.

The unaudited pro forma condensed combined financial statements reflect the following transactions and adjustments:

•
The acquisition of Caliber included in the unaudited pro forma condensed combined balance sheet as if it occurred on June 30, 2021 and the unaudited pro forma combined statements of income as if it occurred on January 1, 2020, the beginning of the earliest period presented. The adjustments related to the Caliber acquisition are shown in a separate column as “Transaction Accounting Adjustments—Acquisition Adjustments.”

•
The sale by us in July 2021 of approximately $5.6 billion face value of Agency residential mortgage-backed securities for cash proceeds of $230.0 million after repayment of $5.7 billion debt financing and release of margin receivable of $400.0 million. The adjustments related to the sale of securities are shown in a separate column as “Transaction Accounting Adjustments—Financing Adjustments.”

•
The proceeds of approximately $758.0 million from the use of available borrowing capacity on existing secured financing agreements and secured notes and bonds payable. These adjustments related to these proceeds are shown in a separate column as “Transaction Accounting Adjustments—Financing Adjustments.”

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2021
(Dollars in thousands)

	Historical		Transaction Accounting Adjustments						Pro Forma
	New Residential	Caliber	Acquisition Adjustments	Note 2 Reference		Financing Adjustments	Note 2 Reference		Combined
Assets
Excess mortgage servicing rights, at fair value	$378,488	$—	$—			$—			$378,488
Mortgage servicing rights, at fair value	3,800,593	1,467,466	24,965		F	—			5,293,024
Mortgage servicing rights financing receivables, at fair value	989,836	—	—			—			989,836
Servicer advance investments, at fair value	502,533	—	—			—			502,533
Real estate and other securities	14,956,889	—	—			(4,442,041)		A	10,514,848
Residential loans and variable interest entity consumer loans held-for-investment, at fair value	1,210,077	—	—			—			1,210,077
Residential mortgage loans, held-for-sale	7,088,441	9,999,759	(2,314,078)		F	—			14,774,122
Residential mortgage loans subject to repurchase	1,308,242	2,241,800	(1,574,983)		F	—			1,975,059
Cash and cash equivalents	956,242	261,685	(1,103,687)		C	988,000	A,	B	1,102,240
Restricted cash	238,501	65,982	(24,464)		F	—			280,019
Servicer advances receivable	2,719,410	139,061	(22,613)		F	—			2,835,858
Trades receivable	1,109,959	—	—			(1,109,959)		A	—
Other assets	1,991,186	902,067	(240,656)	D,	F	(400,000)		A	2,252,597
	$37,250,397	$15,077,820	$(5,255,516)			$(4,964,000)			$42,108,701

Liabilities and Equity

Liabilities
Secured financing agreements	$21,290,862	$9,503,455	$(2,412,878)	F,	G	$(5,512,000)	A,	B	$22,869,439
Secured notes and bonds payable	7,304,006	857,963	263,809	F,	G	548,000		B	8,973,778
Residential mortgage loan repurchase liability	1,308,242	2,204,769	(1,537,952)		F	—			1,975,059
Unsecured senior notes, net of issuance costs	542,405	—	—			—			542,405
Due to affiliates	8,682	—	—			—			8,682
Dividends payable	100,495	—	—			—			100,495
Accrued expenses and other liabilities	529,554	849,012	94,126	F,	H	—			1,472,692
	31,084,246	13,415,199	(3,592,895)			(4,964,000)			35,942,550

Equity
Preferred stock, par value $0.01 per share	812,992	—	—			—			812,992
Common stock, par value $0.01 per share	4,667	12	(12)		E	—			4,667
Additional paid-in capital	6,059,186	659,438	(659,438)		E	—			6,059,186
Retained earnings (accumulated deficit)	(886,305)	1,003,171	(1,003,171)		E	—			(886,305)
Accumulated other comprehensive income (loss)	81,511	—	—			—			81,511
Total New Residential stockholders’ equity	6,072,051	1,662,621	(1,662,621)			—			6,072,051
Noncontrolling interests in equity of consolidated subsidiaries	94,100	—	—			—			94,100
Total Equity	6,166,151	1,662,621	(1,662,621)			—			6,166,151
	$37,250,397	$15,077,820	$(5,255,516)			$(4,964,000)			$42,108,701

See notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
SIX MONTHS ENDED JUNE 30, 2021
(Dollars in thousands, except share and per share data)

	Historical		Transaction Accounting Adjustments				Pro Forma
	New Residential	Caliber	Acquisition Adjustments	Note 2 Reference	Financing Adjustments	Note 2 Reference	Combined
Revenues
Interest income	$507,412	$101,980	$—		$(59,638)	3	$549,754
Fee income	—	121,607	—		—		121,607
Servicing revenue, net of change in fair value	427,037	105,098	—		—		532,135
Gain on originated mortgage loans, held-for-sale, net	690,319	1,135,675	—		—		1,825,994
	1,624,768	1,464,360	—		(59,638)		3,029,490
Expenses
Interest expense	225,444	96,309	—		4,110	3, 4	325,863
Compensation and benefits	393,374	760,604	—		—		1,153,978
General and administrative expenses	336,847	263,328	—	1	—		600,175
Management fee to affiliate	45,839	—	—		—		45,839
	1,001,504	1,120,241	—		4,110		2,125,855
Other income (loss)
Change in fair value of investments	(65,183)	—	—		16,379	3	(48,804)
Gain (loss) on settlement of investments, net	(88,282)	—	—		—		(88,282)
Other income (loss), net	20,430	—	—		—		20,430
	(133,035)	—	—		16,379		(116,656)
Impairment
Provision (reversal) for credit losses on securities	(2,650)	—	—		—		(2,650)
Valuation and credit loss provision (reversal) on loans and real estate owned	(51,365)	—	—		—		(51,365)
	(54,015)	—	—		—		(54,015)
Income (Loss) Before Income Taxes	544,244	344,119	—		(47,369)		840,994
Income tax expense (benefit)	97,182	85,070	—		—		182,252
Net Income (Loss)	$447,062	$259,049	$—		$(47,369)		$658,742
Noncontrolling interests in income of consolidated subsidiaries	19,447	—	—		—		19,447
Dividends on preferred stock	28,716	—	—		—		28,716
Net Income (Loss) Attributable to Common Stockholders	$398,899	$259,049	$—		$(47,369)		$610,579

Net Income (Loss) Per Share of Common Stock
Basic	$0.92	$2.17	$(2.17)				$1.40
Diluted	$0.88	$—	$—				$1.35

Weighted Average Number of Shares of Common Stock Outstanding
Basic	435,668,683	119,172,000	(119,172,000)		—		435,668,683
Diluted	451,229,665	—	—		—		451,229,665

See notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020
(Dollars in thousands, except share and per share data)

	Historical		Transaction Accounting Adjustments				Pro Forma
	New Residential	Caliber	Acquisition Adjustments	Note 2 Reference	Financing Adjustments	Note 2 Reference	Combined
Revenues
Interest income	$1,102,537	$187,091	$—		$(120,264)	3	$1,169,364
Fee income	—	229,739	—		—		229,739
Servicing revenue, net of change in fair value	(555,041)	(76,206)	—		—		(631,247)
Gain on originated mortgage loans, held-for-sale, net	1,399,092	2,533,112	—		—		3,932,204
	1,946,588	2,873,736	—		(120,264)		4,700,060
Expenses
Interest expense	584,469	170,546	—		8,290	3, 4	763,305
Compensation and benefits	571,646	1,360,367	105,688	6	—		2,037,701
General and administrative expenses	548,441	451,887	16,860	1	—		1,017,188
Management fee to affiliate	89,134	—	—		—		89,134
	1,793,690	1,982,800	122,548		8,290		3,907,328
Other income (loss)
Change in fair value of investments	(437,126)	—	—		32,962	3	(404,164)
Gain (loss) on settlement of investments, net	(930,131)	(74)	—		—		(930,205)
Other income (loss), net	(2,797)	—	(19,394)	5	—		(22,191)
	(1,370,054)	(74)	(19,394)		32,962		(1,356,560)
Impairment
Provision (reversal) for credit losses on securities	13,404	—	—		—		13,404
Valuation and credit loss provision (reversal) on loans and real estate owned	110,208	—	—		—		110,208
	123,612	—	—		—		123,612
Income (Loss) Before Income Taxes	(1,340,768)	890,862	(141,942)		(95,592)		(687,440)
Income tax expense (benefit)	16,916	225,663	(35,486)	2	—		207,093
Net Income (Loss)	$(1,357,684)	$665,199	$(106,456)		$(95,592)		$(894,533)
Noncontrolling interests in income of consolidated subsidiaries	52,674	—	—		—		52,674
Dividends on preferred stock	54,295	—	—		—		54,295
Net Income (Loss) Attributable to Common Stockholders	$(1,464,653)	$665,199	$(106,456)		$(95,592)		$(1,001,502)

Net Income (Loss) Per Share of Common Stock
Basic	$(3.52)	$5.58	$(5.58)				$(2.41)
Diluted	$(3.52)	$—	$—				$(2.41)

Weighted Average Number of Shares of Common Stock Outstanding
Basic	415,513,187	119,172,000	(119,172,000)				415,513,187
Diluted	415,513,187	—	—				415,513,187

See notes to unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting and in accordance with Regulation S-X Article 11, as amended by the SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses, with us considered as the accounting acquirer and Caliber as the accounting acquiree. Accordingly, consideration paid by us to complete the Caliber acquisition were allocated to identifiable assets and liabilities of Caliber based on their estimated fair values as of the closing date of the Caliber acquisition.

The unaudited pro forma condensed combined balance sheet has been prepared to give effect to the Caliber acquisition as if the transaction had occurred as of December 31, 2020. The unaudited pro forma condensed combined statements of income has been prepared to give effect to the Caliber acquisition as if the transaction had occurred as of January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position had the Caliber acquisition been consummated during the period presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. Certain historical financial information of Caliber has been reclassified to conform to our presentation. Upon closing of the Caliber acquisition, the Company performed a review of Caliber’s accounting policies. As a result of the review, the Company identified presentation differences impacting the unaudited pro forma condensed combined financial information and recorded the necessary adjustments. Refer to Note 2 for details.

2. Reclassification Adjustments

To the extent identified, certain reclassifications have been reflected in the unaudited pro forma condensed combined financial statements to conform Caliber’s financial statement presentation to that of ours. However, the unaudited pro forma condensed combined financial statements may not reflect all of the adjustments necessary to conform the accounting policies of Caliber to those of us.

The pro forma adjustments represent our management’s preliminary estimates and are subject to change as additional information becomes available and additional analyses are performed.

The table below summarizes certain reclassifications made to the historical financial statements of Caliber as of and for the six months ended June 30, 2021 (in thousands) to conform to our presentation:

Balance Sheet / Income Statement	Historical	Reclassification	Amount
Balance sheet	Property and equipment, net	Other assets	$81,935
Balance sheet	Derivative assets	Other assets	140,639
Balance sheet	Prepaid and other assets	Other assets	679,493
Balance sheet	Servicer advances facilities, net	Secured notes and bonds payable	100,167
Balance sheet	Warehouse credit facilities, net	Secured financing agreements	9,503,455
Balance sheet	MSR financing facilities, net	Secured notes and bonds payable	757,796
Balance sheet	Derivative liabilities	Accrued expenses and other liabilities	21,331

Income statement	Change in fair value of mortgage servicing rights	Servicing revenue, net of change in fair value	$(135,415)
Income statement	Other income	Servicing revenue, net of change in fair value	12,605
Income statement	Occupancy and equipment	General and administrative expenses	22,949
Income statement	Depreciation and amortization	General and administrative expenses	16,821

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The table below summarizes certain reclassifications made to the historical financial statements of Caliber for the year ended December 31, 2020 (in thousands) to conform to our  presentation:

Income Statement	Historical	Reclassification	Amount
Income statement	Change in fair value of mortgage servicing rights	Servicing revenue, net of change in fair value	$(596,954)
Income statement	Other income	Servicing revenue, net of change in fair value	18,798
Income statement	Occupancy and equipment	General and administrative expenses	48,162
Income statement	Depreciation and amortization	General and administrative expenses	32,646
Income statement	Loss on extinguishment of debt	Gain (loss) on settlement of investments, net	(74)

3. Preliminary Purchase Price Allocation

On April 14, 2021, we entered into the purchase agreement to acquire all of the assets and liabilities of Caliber through the acquisition of its outstanding common stock. On August 23, 2021, we completed the acquisition of all of the outstanding equity interests of Caliber from LSF for a purchase price of $1.315 billion in cash (after giving effect to a pre-closing dividend by Caliber). We funded the $1.315 billion cash consideration by using existing cash on hand, available liquidity (of both us and Caliber) and proceeds from the sale of certain investment securities.

The Caliber acquisition was accounted for using the acquisition method of accounting. Accordingly, the assets and liabilities of Caliber were recorded at their respective estimated fair values.

The total purchase price described above has been allocated to the assets acquired and the liabilities assumed for purposes of pro forma condensed combined financial statements based on their estimated relative fair values. The purchase price allocation adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements. The final purchase price allocation will be determined after a complete and thorough analysis has been completed to determine the fair value of Caliber’s assets and liabilities. As a result, the final acquisition accounting adjustments, including those resulting from conforming Caliber’s accounting policies to ours could differ materially from the pro forma adjustments presented herein. Accordingly, the pro forma adjustments are preliminary and have been made solely for illustrative purposes.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following table summarizes the preliminary allocation of the purchase price to the fair values of the assets acquired and liabilities assumed (in millions):

Assets Acquired
Mortgage servicing rights, at fair value	$1,492.4
Residential mortgage loans, held-for-sale	7,685.7
Residential mortgage loans subject to repurchase	666.8
Cash and cash equivalents	472.7
Restricted cash	41.5
Servicer advances receivable	116.4
Other assets	661.5
Total Assets Acquired	$11,137.0

Liabilities Assumed
Secured financing agreements	$7,090.6
Secured notes and bonds payable	1,121.8
Residential mortgage loan repurchase liability	666.8
Accrued expenses and other liabilities	943.1
Total Liabilities Assumed	$9,822.3

Net Assets	$1,314.7

Total Consideration	$1,314.7

Goodwill (Bargain Purchase Gain)	$—

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

4. Transaction Accounting Adjustments — Acquisition and Financing

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on preliminary assumptions and valuations, which are subject to change.

Balance Sheet

A.
Represents the sale of approximately $5.6 billion face value of Agency residential mortgage-backed securities during July 2021 for cash proceeds of $230.0 million after repayment of $5.7 billion debt financing and release of margin receivable of $400.0 million.

B.	Represents proceeds of approximately $758.0 million from the use of available capacity on existing secured financing agreements and secured notes and bonds payable.

C.	Represents cash consideration of $1.315 billion paid to Caliber, net of adjustments of the historical amounts of Caliber’s cash on hand to reflect the amount on the closing date.

D.	Represents the elimination of $65.0 million of aggregate identifiable indefinite-lived intangible assets and goodwill recorded on Caliber’s balance sheet at June 30, 2021.

E.	Represents the elimination of Caliber’s common stock, additional paid-in capital and retained earnings as the assets acquired and liabilities assumed were recorded at estimated fair value.

F.	Represents adjustments of the Caliber’s historical amounts to the estimated fair values on the closing date.

G.	Represents write-off of debt issuance costs related to secured financing agreements and secured notes and bonds payable of approximately $5.0 million and $6.0 million, respectively.

H.	Represents the accelerated recognition of certain liabilities of $8.4 million.

Statements of Income

1.
Record acquisition-related transaction costs of approximately $16.9 million related to the Caliber acquisition that have not been reflected in the historical financial statements. The historical condensed consolidated statement of income for the six months ended June 30, 2021 reflects approximately $3.3 million of aggregate acquisition-related transaction costs incurred by us and Caliber in connection with the Caliber acquisition. These costs primarily relate to fees paid for financial advisors, legal services, and professional accounting services. These costs will not affect our statement of income beyond 12 months after the acquisition date.

2.	Represents the income tax effects of pro forma adjustments based on the estimated blended federal and state statutory tax rate of approximately 25.0%.

3.
For the six months ended June 30, 2021, represents sale of Agency residential mortgage-backed securities during July 2021 and elimination of (i) interest income and interest expense of $59.6 million and $4.6 million, respectively, and (ii) amortization of premium and other of $16.4 million which is included as part of Change in fair value of investments. For the year ended December 31, 2020, represents sale of Agency residential mortgage-backed securities during July 2021 and elimination of (i) interest income and interest expense of $120.3 million and $9.3 million, respectively, and (ii) amortization of premium and other of $33.0 million which is included as part of Change in fair value of investments.

4.
For the six months ended June 30, 2021 and year ended December 31, 2020, represents the incremental interest expense of $8.7 million and $17.6 million, respectively, related to additional borrowings on our existing secured financing agreements and secured notes and bonds payable. The incremental interest expense for both periods reflect a weighted average interest rate of approximately 3.5%.

5.	Represents the write-off of unamortized debt issuance costs of $11.0 million and net increase of certain accrued liabilities of $8.4 million.

6.
Record acquisition-related compensation and benefits expense of approximately $105.7 million attributable to retention and other compensation arrangements that have not been reflected in the historical financial statements.